Exhibit 99.4

Alberta	Restated Articles of Incorporation
REGISTRIES	Business Corporations Act Section 180

1.	Name of Corporation	2.	Corporate Access Number

PARAMOUNT RESOURCES LTD.	205138753

3.	The classes, and any maximum number of shares that the corporation is authorized to issue:

The attached Schedule is incorporated into and forms part of the Articles of the Corporation.

4.	Restrictions on share transfers (if any):

None.

5.	Number, or minimum and maximum number, of directors:

The Corporation shall have a minimum of three and a maximum of twelve directors.

6.	If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

There shall be no restrictions as to the businesses which the Corporation may carry on.

7.	Other provisions (if any):

The attached Schedule is incorporated into and forms part of the Articles of the Corporation.

The Restated Articles of Incorporation correctly set out above, without substantive change represent the Articles of Incorporation as amended and supersede the original Articles of Incorporation.

Signature of Director/Authorized Officer

Title (please print)	Date

THIS SCHEDULE IS INCORPORATED INTO
AND FORMS PART OF THE ARTICLES OF
PARAMOUNT RESOURCES LTD. (the “Corporation”)

               The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value and an unlimited number of Preferred Shares without nominal or par value.

3(A). The Common Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

(a)	Voting Rights

The holders of Common Shares shall be entitled to receive notice of and attend all meetings of shareholders of the Corporation and shall be entitled to one (1) vote in respect of each Common Share held at all meeting of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class of series.

(b)	Dividends

Subject to the rights of holders of Preferred Shares and any other shares ranking senior to the Common Shares, the holders of the Common Shares shall be entitled to receive such dividends as the directors of the Corporation may, in their discretion, declare thereon.

(c)	Liquidation, Dissolution or Winding-Up

Subject to the rights of holders of Preferred Shares and any other shares ranking senior to the Common Shares, the holders of Common Shares are entitled to receive the remaining property of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

     3(B). The Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	Directors Authority to Issue in One or More Series

The directors of the Corporation may issue the Preferred Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the Articles, the rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions. Before the issue of the first shares of a series, the directors of the Corporation shall file Articles of Amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors of the Corporation and obtain a Certificate of Amendment in respect thereof for such issue.

(b)	Ranking of Preferred Shares

No rights, privileges, restrictions or conditions attached to a series of Preferred Shares shall confer upon such series a priority in respect of voting, dividends or return of capital over any other series of Preferred Shares that are then outstanding. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, be entitled to preference over the Common Shares of the Corporation and over any other shares of the Corporation ranking junior to the Preferred Shares. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participated rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares of the Corporation and over any other shares of the Corporation ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares in accordance with paragraph 3(B)(a) hereof.

(c)	Voting Rights

Except as hereinafter referred to or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of Preferred Shares, as a class, shall not be entitled, as such, to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

(d)	Amendments

The rights, privileges, restrictions and conditions attaching to the Preferred Shares may be added to, changed or removed but only with the approval of the holders of Preferred Shares given in accordance with paragraph 3(B)(e) hereof.

(e)	Approval of Holders of Preferred Shares

The approval of the holders of Preferred Shares as to any and all matters requiring the consent of the holders of the Preferred Shares may be given in such manner as may then be required by law, subject to a minimum, requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of Preferred Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting, or any adjourned meeting and the conduct thereof, shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by the Business Corporations Act (Alberta). On every poll taken at a meeting of holders of Preferred Shares, each holder of Preferred Shares entitled to vote thereat shall have one (1) vote in respect of each Preferred Share held

THIS SCHEDULE IS INCORPORATED INTO
AND FORMS PART OF THE ARTICLES OF
PARAMOUNT RESOURCES LTD. (the “Corporation”)

(a)	The directors of the Corporation shall determine the actual number of directors, within the minimum and maximum range, to be elected at each annual meeting of shareholders of the Corporation.

(b)	If less than the maximum number of directors is elected at an annual meeting, the directors of the Corporation may, between annual meetings of the shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of shareholders or result in the aggregate number of directors exceeding the maximum number of directors that the Corporation is entitled to have.